UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 367th MEETING OF THE BOARD OF DIRECTORS

HELD ON MARCH 26th, 2019

1.         DATE, TIME AND PLACE: At 9 a.m., on March 26th, 2019, in the headquarters of the Company, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº.1755, Km 2.5, in the City of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2nd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE:  All the members of the Board of Directors (“Board”), pursuant to Paragraph 1st, Article 17 of the Bylaw. Also attending the Meeting for items (xv) to (xxii), were Mr. Ricardo Florence and Ms. Lisa Gabbai, of the Fiscal Council, Mr. Antonio Fabio and Mr. Marcio Santos, of KPMG Independent Auditors and the CFO of the Company, Mr. YueHui Pan.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Gustavo Sablewski.

5.         MATTERS DISCUSSED AND DELIBERATIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived, as all those present were aware of its contents. The directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information was approved.

After discussing and examining the items on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i)To take cognizance of the managerial highlights and material facts occurred since the last Ordinary Meeting of the Board of Directors until the date of this meeting, as reported by the Chief Executive Officer.

(ii) To approve the appointment of members by the Chief Executive Officer of CPFL Energia S.A. (“CPFL Energia” or “Company”) to be elected to the Board of Directors, Fiscal Council and Board of Executive Officers, as applicable, of the subsidiaries of CPFL Energia and to recommend the favorable vote to its representatives on the Shareholders’/Partners’ Meetings and Board of Directors of the subsidiaries listed below, in order to execute the referred election, according to the abovementioned indications on the following controlled companies: CPFL Energias Renováveis S.A. (“CPFL Renováveis”), Campos Novos Energia S.A. (“ENERCAN”), Energética Barra Grande S.A. (“BAESA”), Companhia Energética Rio das Antas (“CERAN”), Chapecoense Geração S.A. (“Chapecoense”), Foz do Chapecó Energia S.A. (“Foz do Chapecó”), Centrais Elétricas da Paraíba (“EPASA”) and Investco S.A. (“INVESTCO”).

(iii) To take cognizance of the nomination of members to the Board of Directors and the Fiscal Council of CPFL Energia and to submit the proposals to the Annual Shareholders' Meeting of the Company.

(iv) To submit to a voting at the Annual Shareholders’ Meeting of CPFL Energia the proposal for overall compensation of the Company’s Management and Fiscal Council members for the period from May 2019 to April 2020, as previously examined by the Human Resources Management Committee, which recommended its submission to the Board of Directors, as follows: (a) remuneration of the Company’s Management in the amount of up to thirty-tree million, seven hundred thousand, one hundred and sixty-three reais and eleven cents (R$ 33,700,163.11), being thirty-three million, fifty-four thousand, three hundred and ninety-six reais and  ninety-five cents (R$ 33,054,396.95) as fixed and variable compensation of the Board of Executive Officers, including benefits and charges, and six hundred and forty-five thousand, seven-hundred and sixty-six reais and sixteen cents (R$ 645,766.16) as fixed compensation of the Board of Directors; (b) gross remuneration of the Fiscal Council in the amount of up to three-hundred and thirty-seven thousand, one-hundred and ninety-one reais and eighty-nine cents (R$ 337,191.89).

(v) To recommend  that the representatives of CPFL Energia in the General Shareholders’ Meetings and/or Partners’ Meetings of its subsidiaries and associates vote for approving the overall compensation of their Board of Directors, Board of Executive Officers and Fiscal Council, as applicable, for the period from May 2019 to April 2020, in accordance with the proposal that is filed in the Company’s headquarters and that have been previously examined and recommended by the Human Resources Management Committee.

(vi) To recommend, in terms of Resolutions n° 2019045-C and nº 2019072-C, the favorable vote to its representatives in the Shareholders’ Meeting of CPFL Renováveis :

(a) to approve the Bylaw’s amendment in its articles, paragraphs and items described below: article 1, in its sole paragraph, to update the stock exchange nomenclature; article 2, in its first paragraph, to include the expression “capital stock”; article 5, to reflect the capital stock increase, considering the stock purchase options’ exercise; article 9 to adjust the text regarding annual meetings; article 10, in its sole paragraph, to exclude the stock initial public offering; article 15, in the caput, to adjust the text, and its second paragraph, which was suppressed, since there is no current shareholders agreement, therefore the first paragraph will become the sole paragraph; article 16, caput, to express the number of effective members of the Board of Directors, as well as the possibility of electing alternate members, except for independent board members, and the second paragraph to adjust the Law’s article number; article 17 and its first paragraph, to clarify the procedures in case of vacancy in the Board of Directors that results in a number smaller than the minimum of seven (7) members, as foreseen in the Bylaws; article 19 to increase the number of Executive Officers’ positions, including the Deputy Financial Executive Officer position and to include an item “d” in this article to describe the position’s duties, renumbering the remaining items; article 46, to establish the potential execution of a shareholders agreement, although there is no agreement prevailing at this moment; article 47 to exclude the shareholders agreement mention, whereas there is no current shareholders agreement, as well as to express that the threshold values have been updated to the year 2019, considering that the abovementioned articles, paragraphs and items shall become effective with the following wording:

“Article 1, Sole Paragraph. With the admission of the Company in the special listing segment called Novo Mercado, of B3 S.A. – Brazil, Stock Market, Balcony (“B3”), the Company, its shareholders, Managers and members of the Audit Committee, are subject to the provisions of the Listing Rules of the Novo Mercado of B3 (“Novo Mercado Ruling”).”;

“Article 2. Paragraph 1. The Company may carry out its activities, directly or indirectly, through investments in investees; securities or other rights convertible into capital stock, or even through private equity funds.”;

“Article 5. The Company's subscribed and paid-in stock capital is three billion, three hundred and ninety-eight million, forty-eight thousand, forty-nine reais and sixteen cents (R$ 3,398,048,049.16), divided into five hundred and three million, eight hundred and eleven thousand, four hundred and eighty –nine (503,811,489) book -entry common shares, with no par value.”;

“Article 9. The Shareholders’ Meeting shall be held within the four (4) first months following the end of each fiscal year, i.e., until April 30 of each year, according to the law in order to (…)”;

“Article 10. Sole Paragraph. (a) resolve on the entry, registration and listing of the Company’s shares on any stock exchanges or OTC markets.”;

“Article 15. The members of the Board of Directors and Executive Board shall assume their respective positions by signing the instrument of investiture drawn up in proper books within thirty (30) days after the election and after signing the Consent of the Management Members referred to in the Novo Mercado Listing Regulation, in compliance with applicable legal requirements, and shall remain in office until the investiture of new Directors and Executive Officers elected. Sole Paragraph. The Directors and Executive Officers of the Company must adhere to the Disclosure Policy of Relevant Act or Event and the Trading Policy of Securities Issued by the Company upon signature of such documents.”;

“Article 16. The Board of Directors shall be composed of at least seven and no more than thirteen effective members and for each effective member there will be one alternate member, elected for a term of office of one year, and it is allowed the reelection and removal from the position at any time by the Ordinary Shareholders’ Meeting. There is no alternate member for the effective(s) independent(s) position(s). Paragraph 1. The members of the Board of Directors shall be at least twenty percent (20%) of Independent Directors, as defined in the Novo Mercado Listing Regulation and expressly identified in the minutes of the Shareholders’ Meeting electing such members, and shall also be considered Independent Directors due to the qualification provided for in Paragraphs 4 and 5, Article 141, of the Brazilian Corporate Law.”;

“Article 17. In case the vacancy of member(s) of the Board of Directors is in such a way that the number of members is less than the number established in these Bylaws, a Shareholders Meeting shall be called in no more than thirty (30) days to elect the new member(s) and fulfill the vacancy(ies). The term of the board members elected under these conditions will be terminated together with the terms of the other board members.

Paragraph 1. In case of vacancy(ies) in the Board of Directors, the vacancy(ies) shall be temporarily filled by the Board itself with the appointment, by the majority of its members, to the vacant(s) position(s) of one (or more) of the elected alternate board members and the term of those appointed members will be until the Shareholders Meeting to deliberate about the vacancy(ies) fulfillment, to be called in thirty (30) days, under main article 17 above.”;

“Article 19. The Executive Board shall be composed of up to eight members, namely (i) one Chief Executive Officer (CEO); (ii) one Deputy Chief Executive Officer; (iii) one Chief Financial (CFO) and Investor Relations Officer; (iv) one Deputy Chief Financial Officer; (v) one Operation and Maintenance Officer; (vi) one Engineering and Construction Officer; (vi) one New Business Officer; and (viii) one Institutional Relations Officer. Sole Paragraph. It is incumbent upon the: (d) Company’s Deputy Chief Financial Officer: to assist the Chief Financial and Investor Relations Officer and replace him/her in his/her temporary absence; to conduct and lead the financial management of the Company, including the analysis of investments and the definition of the limits of risk exposure, recommend and undertake loans and financial operations, treasury operations, financial and tax planning and control and management of activities pertaining to the Company’s accounting, strengthening the financial management and risk control, optimizing the capital structure to enhance competitiveness  and creating value to the Company.

“Article 46. The Company shall observe any eventual Shareholders Agreements, filed at its headquarters, regarding restrictions to circulation of shares, preference to acquire them, the exercise of voting right, or the Power of Control, in General Meetings and Board of Directors’ Meetings, complying with it and requesting that: (i) the depository financial institution note them on the deposit account statement provided to shareholder; and (ii) the Chairman of a meeting of Board of Directors, or the executive board of a General Meeting, as the case may be, refuses the validity of any vote pronounced against its provisions.”

“Article 47. The monetary amounts referred to in Article 18 are corrected at the beginning of each fiscal year, based on the variation of the General Market Price Index of Fundação Getúlio Vargas for the previous year; in the absence of such index, by any other index published by Fundação Getúlio Vargas that reflects the loss of the purchasing power of the domestic currency in the period. The amounts established in Article 18 hereof were adjusted on January 1st, 2019.”

(b) to approve the Bylaws’ renumbering and the adjustment of cross-references, according to all its amendments to the articles, paragraphs and items identified above as well as the alteration of terms, expressions and nomenclatures, to obtain a lighter text understanding, without any significant alteration in the document’s provisions.

(c) to take cognizance of the thresholds’ update, based in the “IGP-M” index (Índice Geral de Preços do Mercado da Fundação Getúlio Vargas), according to the Bylaws’ article 47, considering that the article 18, items “m”, “o”, “p” and “v” shall be read as follows: (m) resolving on the acquisition of any fixed asset in an amount equal to or higher than fifty million, eight hundred and twenty-nine thousand reais (R$ 50,829,000.00) and on the disposal or lien of any fixed assets in an amount equal to or higher than three million, seven hundred and eighty-three thousand reais (R$ 3,783,000.00) by the Company or its subsidiaries.  (o) previously and expressly authorize the execution of agreements by the Company with shareholders or persons controlled by them or their affiliated or associated, directly or indirectly, of more than twelve million, seven hundred and forty-six thousand reais (R$12,746,000.00); (p) previously and expressly approve the execution of agreements, by itself or by its subsidiaries of any type of global amount above fifty million, eight hundred and twenty-nine thousand reais (R$50,829,000.00), even if it relates to expenses provided in the annual budget or five-year business plan; (v) to consider and vote on the constitution of any form of guarantee that does not involve fixed assets in an amount equal to or greater than fifty million, eight hundred and twenty-nine thousand reais (R$50,829,000.00), in businesses related to the interests and activities of the Company and/or any of its direct or indirect subsidiaries; and the constitution of any form of guarantee involving fixed assets in an amount equal to or greater than three million, seven hundred and eighty-three thousand reais (R$3,783,000.00), in businesses related to the interests and activities of the Company and/or any of its direct or indirect subsidiaries.

(vii) To submit, in terms of Resolution n° 2019050-E, to the Extraordinary Shareholders’ Meeting of the Company the proposal of changes in CPFL Energia’s Bylaws to be made in the following articles, paragraphs and items: (I) change the wording in article 3, in order to update the address of the Company’s headquarters; (II) change items (i), (k), (m), (n) and (s) of article 17, in order to update the threshold amounts, as provided in article 39 of the Bylaws, as was acknowledged by the 364th Board of Directors’ Meeting, held on January 31st, 2019 (“364th BoD”); (III) change item (e) of article 21, in order to update the threshold amounts, as acknowledged by 364th BoD, and to adjust the item number; (IV) adjust the wording and number of item (i) of article 21; (V) exclusion of item (i.1) of article 21; (VI) change items (i.2), (i.3) and (i.4) of article 21 to update the threshold amounts, as provided in article 39 of the Bylaws, as acknowledged by 364th BoD, and to adjust the items’ numbers; (VII) change the wording in article 22, in order to change the quorum for the Board of Executive Officers’ resolutions; (VIII) adjust the wording in item (d) of paragraph 2 of article 27, considering the decision to extinguish the Reserve for Adjustment of the Concession Financial Assets made in the Annual and Extraordinary General Shareholders meeting, held on April, 27th, 2018; (IX) adjustment in article 39 to indicate that the threshold amounts have been updated for the year of 2019; (X) adjustment of the cross references included in item (c) of the sole paragraph in article 9; in items (j) and (ab) of article 17; and in paragraph 3 of article 26; (XI) adjust the numbers of items (d), (f), (g) and (h) of article 21; and (XII) adjust all definitions of all provisions in the Bylaws and the cross references in the articles contained therein as a result of the changes proposed above, considering that the articles, paragraphs and items shall become effective with the following wording:

“Article 3 - The Company has its head office and jurisdiction in the city of Campinas, State of São Paulo, at Rua Jorge Figueiredo Corrêa, nº 1.632, parte, Jardim Professora Tarcília, CEP 13087-397, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Board of Executive Officers, or abroad by decision of the Board of Directors.”;

“Article 9 - (c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapter VII of these Bylaws, based on a list of three selected firms provided by the Board of Directors;”;

“Article 17 - (j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapter VII of these Bylaws;”;

“Article 17 - (ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 36 herein;”;

“Article 21 -   (c) To approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein; (d)

To recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

(e) To submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by B3 S.A.;

(f) To approve the engagement of depositary institutions for the rendering of bookkeeping services for book-entry shares of the Company and/or its direct or indirect subsidiaries;

(g) To submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

(h) Without prejudice to the sphere of competence of the Board of Directors, set forth in article 17 of these Bylaws, resolve, in relation to the Company and/or the companies directly or indirectly controlled by the Company, on: (h.1) execution of acts and agreements of any nature with a total amount equal to or higher that twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00), even if it refers to expenses set out in the yearly budget or in the five year business plan; (h.2) acquisition of any fixed assets in amounts equal to or higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00); (h.3) disposal, encumbrance or constitution of any kind of guarantee which does not involve fixed assets in amounts equal to or higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it; and the disposal,    encumbrance, or constitution of any kind of guarantee which involves fixed assets in amounts higher than one million, four hundred and ninety-nine million reais and one cent (R$ 1,499,000.01) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it, or any value if the fixed asset is a real state.”;

“Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by vote of more than 80% (eighty per cent) of those present.”;

“Article 26 - Paragraph 3 - The investiture of the members of the Fiscal Council taking office is conditioned to the signature of the term of investiture that shall contemplate the arbitration clause stablished in clause 35 herein, as well as the attendance of the applicable legal requirements.”;

“Article 27 - d) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, being the Legal Reserve the last to be absorbed.”;

“Article 39 - The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1st, 2019, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.”.

(viii) To recommend, in terms of Resolution n° 2019069-C, the favorable vote to its representatives in the General Shareholders’ Meetings of its regulated controlled companies, to approve the amendment of their Corporate Bylaws, as described below:

(a) Companhia Paulista de Força e Luz ("CPFL Paulista"): to create 3 (three) new positions on the Board of Executive Officers, as well as to express their respective names, changing Article 18, which shall become effective with the following wording: "Article 18 – The Board of Executive Officers shall have up to 9 (nine) members, including one President, one Regulatory Affairs Executive Officer, one Deputy Regulatory Affairs Executive Officer, one Financial and Investors Relations Executive Officer, one Administrative Executive Officer, one Deputy Administrative Executive Officer, one Commercial Executive Officer, one Deputy Commercial Executive Officer and one Operating Executive Officer.";

(b) Companhia Piratininga de Força e Luz ("CPFL Piratininga"): to create 3 (three) new positions on the Board of Executive Officers, as well as to express their respective names, changing Article 18, which shall become effective with the following wording: "Article 18 – The Board of Executive Officers shall have up to 9 (nine) members, including one President, one Regulatory Affairs Executive Officer, one Financial Executive and Investor Relations Officer, one Deputy Financial Executive and Investor Relations Officer, one Administrative Executive Officer, one Deputy Administrative Executive Officer, one Commercial Executive Officer, one Deputy Commercial Executive Officer and one Operating Executive Officer.";

(c) RGE Sul Distribuidora de Energia S.A. ("RGE"): to create 2 (two) new positions on the Board of Executive Officers, as well as to express their respective names, changing Article 18, which shall become effective with the following wording: "Article 18 - The Board of Executive Officers shall have up to 8 (eight) members, including one President, one Regulatory Affairs Executive Officer, one Financial Executive and Investors Relations Officer, one Administrative Executive Officer, one Deputy Administrative Executive Officer, one Commercial Executive Officer, one Deputy Commercial Executive Officer and a Operating Executive Officer.";

(d) Companhia Jaguari de Energia ("CPFL Santa Cruz"): to create 2 (two) new positions on the Board of Executive Officers, as well as to express their respective names, changing Article 14, which shall become effective with the following wording: "Article 14 – The Board of Executive Officers shall have up to 8 (eight) members, including one President, one Regulatory Affairs Executive Officer, one Financial Executive Officer, one Administrative Executive Officer, one Deputy Administrative Executive Officer, one Commercial Executive Officer, one Deputy Commercial Executive Officer and one Operating Executive Officer."

(ix) To recommend, in terms of Resolution n° 2019077-C, the favorable vote to its representatives in the General Shareholders’ Meeting and Partners’ Meeting of its non-regulated controlled companies listed below, to approve the amendment of their Corporate Bylaws/Articles of Association, as described below:

(a) CPFL Geração de Energia S.A. (“CPFL Geração”): to create 2 (two) new positions on the Board of Executive Officers, as well as to express their respective names, changing Article 18, which shall become effective with the following wording: “Article 18 - The Board of Executive Officers shall be composed of up to seven (7) members, being one President; one Regulatory and Power Management Executive Officer; one Financial and Investors Relations Executive Officer; one Administrative Executive Officer; one Operating Executive Officer, one Deputy Financial Executive Officer and one Deputy Regulatory and Power Management Executive Officer”.

(b) CPFL Atende Centro de Contatos e Atendimento Ltda. (“CPFL Atende”): to amend clauses Five and Eleven of CPFL Atende’s Articles of Association, as described below: (b.i) to amend Clause Five to create one (1) new position on the Board of Executive Officers, as well as to express their respective names, which shall become effective with the following wording: “Clause Five: The Company will be managed by up to eight (8) natural people designated in the Articles of Association, in accordance with the quorums envisaged in law, whether or not partners of the Company, to serve an indefinite term and be called Executive Officers (being one Superintendent Executive Officer; one Financial Executive Officer; one Administrative Executive Officer; one Deputy Administrative Executive Officer, and the remaining positions non designated Executive Officers), who shall have the powers to perform all the acts deemed necessary or appropriate to manage the Company, represent it before government authorities and third parties in general, and to sign all and any public or private documents, always in compliance with the provisions set forth in Clause Six.” (b.ii) to amend Clause Eleven to change the composition of the Board of Executive Officers, which shall become effective as follows: “Clause Eleven: The partners elect the following for an indefinite term of office until they are replaced by a new act of the partners: Mr. Antonio Carlos Dias Camargo, Brazilian, married, administrative, bearer of the ID RG 13079306 SSP/SP, enrolled with the o CPF/MF nº 049.439.978-30, as Superintendent Executive Officer; Mr. YueHui Pan, Chinese, married, accountant, enrolled with CPF under n° 061.539.517-16 and bearer of the ID RNE n° V739928-Q, as Financial Executive Officer; Mr. Wagner Luiz Schneider de Freitas, Brazilian, married, engineer, bearer of the ID RG nº 3.852.689-8 SSP/PR, enrolled with CPF under nº 024.833.017-97, as Administrative Executive Officer; and Mr. Tuo Ji, Chinese, married, electrical and automation engineer, bearer of the ID RNE G363903-H, enrolled with CPF/MF under nº. 239.777.678-28, as Deputy Administrative Executive Officer.”.

(x) To take cognizance of the results of the performance review of the Executive Officers according to their Corporate, Specific and People Management targets, which altogether form the individual short-term target plans (“ICP Plan”) set for the fiscal year of 2018, which have been previously examined and had their approval recommended by the Human Resources Management Committee, and to approve the targets’ waivers, as well as the payment of the bonuses, based on the respective individual target contracts.

(xi) To recommend, in terms of Resolution n° 2019042-Pa, the favorable vote to its representatives in the deliberative bodies of its controlled company CPFL Paulista for the hiring of suppliers for Construction and Maintenance of Lines and Distribution Networks (“CCM-D”) in CPFL Paulista's concession regions Northeast (NE) and Northwest (NW) of the concession area of CPFL Paulista, for a period of execution of forty-eight  (48) months,

(xii) To recommend, in terms of Resolution n° 2018170-C, the favorable vote to its representatives in the deliberative bodies of its controlled companies, for the hiring of suppliers for the Construction and Maintenance of Lines and Distribution Networks, according to a modernized model, for a period of execution of 60 (sixty) months.

(xiii) To approve, in terms of Resolution n° 2019051-C, the Quality, Environment, Health & Safety, and Information Security Management Policies, resulting in compliance with a regulatory requirement of the Management System determined by ISO9001, ISO14001, ISO27001 and OHSAS18001.

(xiv) To approve, in terms of Resolution n° 2019052-E, the hiring of Deloitte Touche Tohmatsu Auditores Independentes for the execution of auditing services regarding the Company’s 20-F Form of CPFL Energia.

(xv) To analyze, together with the Fiscal Council Members, the Management Report, the Financial Statements, both individual and consolidated, of the Company and the respective explanatory notes, regarding the fiscal year ended on December 31st, 2018, accompanied by the Independent Auditors’ Report, issued by KPMG and with the favorable opinion from the Fiscal Council, as well as the proposal for the net income allocation according to the results for the abovementioned fiscal year, declaring their agreeance to submit the documents to the approval of the Shareholders’ Annual General Meeting, in terms of Resolution n° 2019061-E,  as described below:

(a) to approve the Financial Statements for the fiscal year 2018, including the Management Report, Financial Statements and respective Notes, accompanied by the Report issued by KPMG Auditores Independentes, recording net income for the year of two billion, fifty-eight million, forty thousand, three hundred and thirteen reais and twenty-seven cents (R$ 2,058,040,313.27), plus the following amounts:  (a.i) twenty-five million, one hundred and seventeen thousand, four hundred and forty-eight reais and eighty-three cents (R$ 25,117,448.83) related to the reversal of comprehensive income;  (a.ii) eight hundred and twenty-six million, six hundred thousand, three hundred and fifty-eight reais and forty-three cents (R$ 826,600,358.43) related to the transfer of the Statutory Reserve - Concession Financial Asset to the Accumulated Profits account, approved in the Ordinary and Extraordinary Shareholders’ Meeting held in April 27th, 2018,  less the following amount: (a.iii) eighty two million, six hundred and six thousand, nine hundred and eighty-seven reais and sixty-one cents (R$ 82,606,987.61) related to the negative effects of initial adoption of IFRS 9/CPC 48 on retained earnings, resulting in the final net profit amount for allocation of two billion, eight hundred and twenty-seven million, one hundred and fifty-one thousand, one hundred and thirty-two reais and ninety-two cents (R$ 2,827,151,132.92);

(b) to approve the allocation of part of the net profit to the legal reserve, in the amount of one hundred and two million, nine hundred and two thousand, fifteen reais and sixty-six cents (R$ 102,902,015.66);

(c) to approve the allocation of part of the net income to  the Statutory Reserve - Working Capital Improvement, in the amount of two billion, two hundred and thirty-five million, four hundred and sixty-four thousand, five hundred and forty-two reais and eighty-five cents (R$ 2,235,464,542.85); and

(d) to approve the declaration of minimum mandatory dividends amounting to four hundred and eighty-eight million, seven hundred and eighty-four thousand, five hundred and seventy-four reais and forty cents (R$ 488,784,574.40), corresponding to R$ 0.480182232 per common share, to be paid according to the definition of Board of Executive Officers of the Company,  until December, 31st, 2019, in terms of the  resources’ availability, pursuant to paragraph 3, article 205 of Federal Law 6,404/76.

(xvi) To take cognizance, in terms of Resolution n° 2019061-E, of the financial statements of its directly and indirectly controlled companies, related to the fiscal year of 2018, and to recommend to its representatives in the General Shareholders’ Meetings and Partners’ Meetings of such companies, a favorable vote to approve the respective financial statements and related documents, for the subsidiaries listed below: CPFL Santa Cruz, CPFL Paulista, CPFL Piratininga, RGE by itself, and as successor of Rio Grande Energia S.A., CPFL Atende, CPFL Brasil Varejista S.A. (“CPFL Brasil Varejista”), CPFL Centrais Geradoras Ltda. (“CPFL Centrais Geradoras”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Eficiência Energética S.A. (“CPFL Eficiência”), CPFL Geração, Clion Assessoria e Comercialização de Energia Elétrica LTDA (“CPFL Meridional”), CPFL Serviços, CPFL Telecom S.A. (“CPFL Telecom”), CPFL GD S.A. (“CPFL GD”), CPFL Jaguari de Geração de Energia LTDA. (“CPFL Jaguari de Geração”), CPFL Transmissão Maracanaú S.A. (“CPFL Transmissão Maracanaú”), Nect Serviços Administrativos Ltda. (“Nect”), Paulista Lajeado S.A. (“Paulista Lajeado”), CPFL Planalto Ltda. (“CPFL Planalto”), Sul Geradora Participações S.A. (“CPFL Sul Geradora”), TI Nect Serviços de Informática Ltda. (“TI Nect”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”).

(xvii) To recommend, in terms of Resolution nº 2019061-E, a favorable vote to its representatives in the relevant deliberative bodies of its subsidiaries for approval of  the capital increase by the payment of the Advances for Future Capital Increase (“AFACs”) balances already registered in the mentioned subsidiaries, in the amounts below: (i) thirty-nine million, nine hundred thousand reais (R$ 39,900,000.00) for CPFL Serviços by the issuance of thirty-nine million, nine hundred thousand (39,900,000)  new nominative ordinary shares, with no par value, to be issued and paid by the shareholder CPFL Energia S.A.; (ii) forty-two million, four hundred thousand reais (R$ 42,400,000.00) for CPFL Eficiência by the issuance of forty-two million, four hundred thousand (42,400,000) new nominative ordinary shares, with no par value, to be issued and paid by the shareholder CPFL Energia; (iii) ninety-five thousand reais (R$ 95,000.00) for CPFL Telecom by the issuance ninety-five thousand (95,00) new nominative ordinary shares, with no par value, to be issued and paid by the shareholder CPFL Energia; (iv) one million, three hundred and seven thousand reais (R$ 1,307,000.00) for CPFL Brasil by the issuance of one million, three hundred and seven thousand new nominative ordinary shares, with no par value, to be issued and paid by the shareholder CPFL Brasil, with the waiver by the shareholder CPFL Energia, of its preference right for issuance of new ordinary shares due to the capital increase; (v) two hundred and thirty-eight thousand, nine hundred reais (R$ 238,900,00)  for CPFL Meridional by the issuance of two hundred and thirty-eight thousand, nine hundred (238,900) new quotas, to be issued and paid by the quota holder CPFL Brasil, with the waiver by the quota holder CPFL Energia of its preference right for issuance of new ordinary shares due to the capital increase; (vi) one hundred and ninety-three thousand reais (R$ 193,000.00) for CPFL Cone Sul by the issuance of one hundred and ninety-three thousand (193,000) new nominative ordinary shares, in the nominal value of R$ 1.00 each, to be issued and paid by the shareholder CPFL Brasil; (vii) three million, eight hundred and sixty-two thousand reais (R$ 3,862,000.00) for CPFL Maracanaú by the issuance of 3,862,000 (three million, eight hundred and sixty-two thousand) new nominative ordinary shares, with no par value, to be issued and paid by the shareholder CPFL Geração; and (viii) twenty-nine million, fifty-six thousand reais (R$ 29,056,000.00)  for CPFL by the issuance of twenty-nine million, fifty-six thousand (29,056,000) new nominative ordinary shares, with no par value, to be issued and paid by the shareholder CPFL Eficiência, with the waiver by the shareholder CPFL Brasil, of its preference right for issuance of new ordinary shares due to the capital increase

(xviii) To recommend, in terms of Resolution nº 2019061-E, the favorable vote to its representatives in the relevant deliberative bodies of its subsidiaries for  approval of the capital increase by the payment of part of the balance of Capital Reserves, which relates to the amortization of the tax benefit for the goodwill raised from the merger of subsidiaries, regarding the fiscal years 2017 and 2018, in the amounts indicated below: (i) thirty-four million, nine hundred and forty-nine thousand, seven hundred and forty-four reais and sixty-six cents (R$ 34,949,744.66) for CPFL Paulista, without the issuance of new shares, pursuant to Paragraph 1st, article 169 of Law 6.404/76; (ii) nine million, one hundred and seventy-six thousand, four hundred and sixty-eight reais and sixteen cents (R$ 9,176,468.16) for CPFL Piratininga, without the issuance of new shares; pursuant to Paragraph 1st, article 169 of Law 6.404/76; (iii) twenty-one million, seven hundred and thirteen thousand, eight hundred and thirty-one reais and seventy-six cents (R$ 21,713,831.76) RGE , without the issuance of new shares, pursuant to Paragraph 1st, article 169 of Law 6.404/76;

(xix) To recommend, in terms of Resolution n° 2019061-E, the favorable vote to its representatives in the relevant deliberative bodies of its subsidiaries for  approval of the absorption of the accumulated losses, as of December 31st, 2018, by performing a total or partial capital stock reduction in the subsidiaries, in the amounts indicated below: (i) twenty-four million, seventy-six thousand, one hundred and ninety-five reais, and fifty-nine cents (R$ 24,076,195.59) for CPFL Serviços, without cancelation of ordinary shares; (ii) fourteen million, four hundred and ninety thousand, three hundred and eighty-five reais, and seventy-one cents (R$ 14,490,385.71) for CPFL Eficiência, with cancelation of 14,490,386 (fourteen million, four hundred and ninety thousand, three hundred and eighty-six) common shares held by the shareholder CPFL Energia; (iii) R$ 469,358.52 (four hundred and sixty-nine thousand, three hundred and fifty eight reais, and fifty-two cents) for CPFL Meridional, with cancelation of 469,359 (four hundred and sixty-nine thousand, three hundred and fifty-nine) quotas held by the quota holder CPFL Comercialização Brasil S.A., in the nominal value of one real (R$ 1.00) each; (iv) four hundred and ninety-eight thousand, three hundred and thirty-seven reais, and sixty-seven cents (R$ 498,337.67) for CPFL Cone Sul, with cancelation of four hundred and ninety-eight thousand, three hundred and thirty-eight (498,338) ordinary shares held by the shareholder CPFL Brasil, in the nominal value of one real (R$ 1.00) each; and (v) sixteen million, two hundred and eighteen thousand, seventy reais and ninety-eight cents (R$ 16,218,070.98) for CPFL Sul Geradora, without cancelation of ordinary shares.

(xx) To recommend, in terms of Resolution n° 2019061-E, the favorable vote to its representatives in the relevant deliberative bodies of its subsidiaries for  approval of changes in the Bylaws/Articles of Association of the subsidiaries listed below, to reflect the capital increases and reductions proposed above, on items (xvii), (xviii) and (xix), as follows: (i) The caput of Article 5 of CPFL Serviços’ Bylaws shall become effective with the following wording: “Article 5 – The capital stock of the Company fully paid-in, in national currency, is one hundred and twenty million, nine hundred and twenty-nine thousand, two hundred and eighty-nine reais and sixty-eight cents (R$ 120,929,289.68), divided into one billion, six hundred and four million, seven hundred and forty-three thousand, eight hundred and thirty-four (1,604,743,834) book-entry common shares, with no par value.”; (ii) The caput of Article 5 of CPFL Eficiência’s Bylaws shall become effective with the following wording: “Article 5 – The subscribed and paid-in capital stock of the Company is seventy-six million, seventy-three thousand, one hundred and twenty-four reais and ninety four cents (R$ 76,073,124.94) divided into seventy-six million, seventy-three thousand, one hundred and twenty-four (76,073,124) book-entry common shares, with no par value.”;  (iii) The caput of Article 5 of CPFL Telecom’s Bylaws shall become effective with the following wording: “Article 5 – The subscribed and paid-in capital stock of the Company is one million, nine hundred and twenty-seven thousand, nine hundred and fifteen reais and eighty-four cents (R$ 1,927,915.84) divided into one million, nine hundred and twenty-seven thousand, nine hundred and fifteen (1,927,915) book-entry common shares, with no par value.”;  (iv) The caput of Article 5 of CPFL Brasil Varejista’s Bylaws shall become effective with the following  wording: “Article 5 – The subscribed and paid-in capital stock of the Company is five million, three-hundred and seventeen thousand reais (R$ 5,317,000.00) divided into five million, three-hundred and seventeen thousand (5,317,000) book-entry common shares, with no par value.”;  (v) The caput of Article 5 of CPFL Meridional’s Articles of Association shall become effective with the following  wording: “Clause 4 – The capital stock of the society is three hundred and sixty-nine thousand, five hundred and forty-one reais (R$ 369,541.00) - scorning the cents – divided into three hundred and sixty-nine thousand, five hundred and forty-one (369,541) quotas in the nominal value of one real (R$ 1.00) each, fully paid-in, in national currency, distributed as follows between the quota holders:

(a) The quota holder CPFL Comercialização Brasil S.A. owns three hundred and sixty-nine thousand, five hundred and forty (369,540) quotas in the nominal value of one real (R$ 1.00) each, totaling the amount of three hundred and sixty-nine thousand, five hundred and forty reais (R$ 369,540.00); and

 (b) The quota holder CPFL Energia S.A. owns one (1) quota, in the nominal value of one real (R$ 1.00) each, totaling the amount of one real (R$ 1.00).”;

(vi) The caput of Article 5 of CPFL Cone Sul’s Bylaws shall become effective with the following wording: “Article 5 - The subscribed and paid-in capital stock of the Company is two hundred and sixty-seven thousand, six hundred and seventy-eight reais (R$ 267,678.00) - scorning the cents –  divided into two hundred and sixty-seven thousand, six hundred and seventy-eight (267,678) registered common shares with nominal value of one real (R$ 1.00) each”;

(vii) The caput of Article 5 of CPFL Sul Geradora’s Bylaws shall become effective with the following  wording: “Article 5 – The subscribed and paid-in capital stock of the Company is one million reais (R$ 1,000,000.00), divided into two hundred and sixteen million, six hundred and forty-nine thousand (216,649,000) book-entry common shares, with no par value”;

(viii) The caput of Article 5 of CPFL Transmissão Maracanaú’s Bylaws shall become effective with the following wording: “Article 5 - The subscribed and paid-in capital stock of the Company is three million, eight hundred and seventy-two thousand reais (R$ 3,872,000.00), divided into three million, eight hundred seventy-two thousand (3,872,000) book-entry common shares, with no par value.”;

(ix) The caput of Article 5 of CPFL GD’s Bylaws shall become effective with the following  wording: “Article 5 - The subscribed and paid-in capital stock of the Company is twenty-nine million, sixty-six thousand reais (R$ 29,066,000.00) divided into twenty-nine million, sixty-six thousand (29,066,000) book-entry common shares, with no par value.”;

(x) The caput of Article 5 of CPFL Paulista’s Bylaws shall become effective with the following  wording: “Article 5 - The subscribed and paid-in capital stock of the Company is one billion, three hundred eight million, three hundred seventy-two thousand, seven hundred sixty-seven reais and ninety-two cents (R$ 1,308,372,767.92), divided into eight hundred eighty million, six hundred fifty-three thousand, thirty-one (880,653,031) book-entry common shares, with no par value.";

(xi) The caput of Article 5 of CPFL Piratininga’s Bylaws shall become effective with the following wording: “Article 5 – The subscribed and paid-in capital stock of the Company is two hundred forty-nine million, three hundred twenty thousand, five hundred seventy-seven reais and eighty-three cents (R$ 249,320,577.83), divided into fifty-three billion, ninety-six million, seven hundred seventy thousand, one hundred eighty (53,096,770,180) book-entry shares with no par value”;

(xii) The caput of Article 5 of RGE’s Bylaws shall become effective with the following wording: "Article 5 - The subscribed and paid in capital stock of the Company is two billion, eight hundred nine million, eight hundred twenty thousand, three hundred thirty-six reais and eighty-three cents (R$ 2,809,820,336.83), divided into one million, one hundred twenty-five thousand, four hundred and twenty-seven (1,125,427) book-entry shares with no par value.".

(xxi) To take cognizance, in terms of Resolutions n° 2019064-E and nº 2019063-Ep, of the financial statements of its indirectly controlled companies hereon mentioned, CERAN, BAESA, ENERCAN, Chapecoense and EPASA, related to the fiscal year of 2018, and to recommend the favorable vote to its representatives at the Annual Shareholders' Meetings of those companies for approval of the respective individual financial statements and related documents, according to the proposals below:

(a) CERAN:

(i) to approve the Financial Statements for the fiscal year of 2018, including the Management Report, Financial Statements and respective Notes, accompanied by the Report issued by KPMG Independent Auditors, recording net income for the year of ninety-nine million, two hundred and thirty thousand, three hundred and forty-seven reais and sixteen cents (R$ 99,230,347.16);

(ii) to approve the allocation of minimum mandatory dividends amounting to twenty-four million, eight hundred and seven thousand, five hundred and eighty-six reais and seventy-nine cents (R$ 24,807,586.79);

(iii) to approve the creation of a profit retention reserve amounting to seventy-four million, four hundred and twenty-two thousand, seven hundred and sixty reais and thirty-seven cents (R$ 74,422,760.37);

(b) BAESA:

(i) to approve the Financial Statements for the fiscal year of 2018, including the Management Report, Financial Statements and respective Notes, accompanied by the Report issued by KPMG Independent Auditors, in which the net income for the year in the amount of one million, four hundred and eleven thousand, three hundred and forty-one reais and fifty-eight cents (R$ 1,411,341.58);

(ii) to approve the allocation of values to the legal reserve amounting to seventy thousand, five hundred and sixty-seven reais and eight cents (R$ 70,567.08);

(iii) to approve the allocation of minimum mandatory dividends amounting to thirteen thousand, four hundred and seven reais and seventy-five cents (R$ 13,407.75);

(iv) to approve the reversal of profit retention reserve amounting to seventy-seven million, six hundred and fifty-nine thousand, two hundred and twenty-five reais and fifty cents (R$ 77,659,225.50);

(v) to approve the allocation of proposed additional dividend amounting to seventy-eight million, nine hundred eighty-six thousand, five hundred ninety-two reais and twenty-five cents (R$ 78,986,592.25);

(c) ENERCAN:

(i) to approve the Financial Statements for the fiscal year of 2018, including the Management Report, Financial Statements and respective Notes, accompanied by the Report issued by KPMG Independent Auditors, in which the net income for the year in the amount of two hundred and five million, eight hundred and ninety-eight thousand, eight hundred and twenty-five reais and sixteen cents (R$ 205,898,825.16);

(ii) to approve the allocation of minimum mandatory dividends amounting to fifty-one million, four hundred and seventy-four thousand, seven hundred and six reais and twenty-nine cents (R$ 51,474,706.29);

(iii) to approve the constitution of profit retention reserve amounting to thirty-one million, three hundred and seventy-seven thousand, nine hundred and thirty-seven reais and ninety-four cents (R$ 31,377,937.94);

(iv) to approve the allocation of proposed additional dividend amounting to one hundred and twenty-three million, forty-six thousand, one hundred eighty reais and ninety-three cents (R$ 123,046,180.93);

(d) CHAPECOENSE:

(i) to approve the Financial Statements for the fiscal year of 2018, including the Management Report, Financial Statements and respective Notes, accompanied by the Report issued by KPMG Independent Auditors, in which the net income for the year in the amount of two hundred and seventy-eight million, four hundred and ninety-five thousand, two hundred and fifty-two reais and thirty-seven cents (R$ 278,495,252.37);

(ii) to approve the accrual of legal reserve amounting to thirteen million, nine hundred and twenty-four thousand, seven hundred and sixty-two reais and sixty-two cents (R$ 13,924,762.62);

(iii) to approve the allocation of minimum mandatory dividends amounting to sixty-six million, one hundred and forty-two thousand, six hundred twenty-two reais and forty-four cents (R$ 66,142,622.44);

(iv) to approve the accrual of profit retention reserve amounting to one hundred ninety-eight million, four hundred twenty-seven thousand, eight hundred sixty-seven reais and thirty-one cents (R$ 198,427,867.31);

(e) EPASA:

(i) to approve the Financial Statements for the fiscal year of 2018, including the Management Report, Financial Statements and respective Notes, accompanied by the Report issued by KPMG Independent Auditors, recording net income for the fiscal year in the amount of one hundred and ninety-seven million, four hundred and eighty-one thousand, three hundred and thirty-three reais and seventy-two cents (R$ 197,481,333.72);

(ii) to approve the constitution of a legal reserve of nine million, eight hundred and seventy-four thousand, sixty-six reais and sixty-nine cents (R$ 9,874,066.69);

(iii) to approve the constitution of a reserve for tax incentives, related to the profit from exploration in 2018 of thirty-six million, eighteen thousand, six hundred sixty-seven reais and thirty-four cents (R$ 36,018,667.34);

(iv) to ratify the proposal of the Board of Directors of EPASA taken in the meeting held on September 28th, 2018, related to the declaration of interim dividends corresponding to the period ended on June 30th, 2018, in the amount of sixty-three million, three hundred and twenty-two thousand, eight hundred and eighty-seven reais and eleven cents (R$ 63,322,887.11), to be calculated towards the minimum mandatory dividend, and paid to shareholders on a date defined by the Board of Executive Officers in accordance with the availability of funds;

(v) to approve the proposed additional dividend of eighty-eight million, two hundred and sixty-five thousand, seven hundred and twelve reais and fifty-eight cents (R$ 88,265,712.58), to be paid on a date to be defined by the Board of Executive Officers, until December 31st, 2019, according to cash availability.

(xxii) To take cognizance, in terms of Resolution n° 2019062-E, of the financial statements of its subsidiary CPFL Renováveis and to recommend a favorable vote to its representatives in the General Shareholders’ Meeting of the company for approval of the respective financial statements and related documents, in the terms described below:

(a) to approve the individual and consolidated Financial Statements of CPFL Renováveis, which consist of the Financial Statements for the fiscal year of 2018, including the Management Report, Financial Statements and respective Notes, accompanied by the Report issued by KPMG Independent Auditors, in which the net profit from the year was recorded in the amount of one hundred and nine million, two hundred sixty-three thousand, eight hundred and six reais and ninety-nine cents (R$ 109,263,806.99), plus the realization of equity valuation adjustment in the amount of three million, seven hundred forty-five thousand, five hundred sixty-three reais and two cents (R$ 3,745,563.02), resulting in the adjusted net profit in the amount of one hundred and thirteen million, nine thousand, three hundred and seventy reais and one cent (R$ 113,009,370.01); and

(b) approval of net profit allocation proposal of: (b.i) recognition of legal reserve (5%) in the amount of five million, six hundred and fifty thousand, four hundred sixty-eight reais and fifty cents (R$ 5,650,468.50); (b.ii) recognition of unrealized income reserve in the amount of twenty-six million, eight hundred thirty-nine thousand, seven hundred twenty-five reais and thirty-eight cents (R$ 26,839,725.38) related to the mandatory minimum dividends (25%) calculated for the year; and (b.iii) recognition of working capital reinforcement reserve in the amount of eighty million, five hundred and nineteen thousand, one hundred and seventy-six reais and thirteen cents (R$ 80,519,176.13). After the allocation, there will remain no net profit balance.

(xxiii) To approve, pursuant to Articles 124 and 132 of Federal Law 6,404/76 and to Article 17, item “d” of the Bylaws, the publication of call notices to the Annual and Extraordinary Shareholders Meetings of the Company, to be held on April 30th, 2019.

The following items were presented: (a) Business Development Follow Up; (b) Monthly Results (February/2019); (c) Monthly Health and Safety Report; (d) Pipeline; and, with the presence of the Fiscal Council, item (e) Result of 2018 Internal Audit Annual Plan.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Yang Qu, Mr. Gustavo Estrella, Mr. Yumeng Zhao, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes, Mr. Gustavo Sablewski (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, March 26th, 2019.

Bo Wen

(Chairman)

Gustavo Sablewski

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 3, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.